UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*†

GALAPAGOS NV

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

36315X101

(CUSIP Number)

December 7, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†              See Item 2(a).

CUSIP No. 36315X101		13G

1	Names of Reporting Persons Gilead Therapeutics A1 Unlimited Company

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Ireland

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,760,701

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,760,701

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,760,701

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 13.3%

12	Type of Reporting Person (See Instructions) OO

CUSIP No. 36315X101		13G

1	Names of Reporting Persons Gilead Sciences, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 6,760,701

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 6,760,701

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,760,701

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 13.3%

12	Type of Reporting Person (See Instructions) CO, HC

Item 1
	(a)	Name of Issuer: The name of the issuer is Galapagos NV (the “Issuer”).
	(b)	Address of Issuer’s Principal Executive Offices: The Issuer’s principal executive offices are located at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium.

Item 2
(a)

Name of Person Filing:

This statement is filed as Amendment No. 1 to the Statement on Schedule 13G filed by Gilead Sciences, Inc. (“Gilead”) with the U.S. Securities and Exchange Commission (the “SEC”) on January 27, 2016 with respect to the Ordinary Shares, and as the initial Statement on Schedule 13G of Gilead’s subsidiary Gilead Therapeutics A1 Unlimited Company (“A1”) with respect to the Ordinary Shares.

(b)

Address of Principal Business Office:

The address of the principal business office of Gilead is 333 Lakeside Drive, Foster City, California, 94404. The address of the principal business office of A1 is 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.

	(c)	Citizenship: Gilead is organized under the laws of the State of Delaware. A1 is organized under the laws of Ireland.
	(d)	Title of Class of Securities: Ordinary shares, no par value per share (“Ordinary Shares”), of the Issuer.
	(e)	CUSIP No.: 36315X101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
(a) Amount beneficially owned: See Item 9 of the cover pages.
(b)

Percent of class:

See Item 11 of the cover pages. The percentages used in this statement are calculated based upon the 50,936,778 shares of Common Stock issued and outstanding as reported by the Issuer in its press release captioned “Regulated Information - Galapagos NV (Euronext & NASDAQ: GLPG) Received a Transparency Notification from Fidelity Management & Research (FMR) LLC” dated December 11, 2017 and filed as an Exhibit 99.1 to Form 6-K filed by the Issuer with the SEC on December 12, 2017.

(c) (i) Sole power to vote or direct the vote: See Item 5 of the cover pages.
(ii) Shared power to vote or direct the vote: See Item 6 of the cover pages.
(iii) Sole power to dispose or direct the disposition: See Item 7 of the cover pages.
(iv) Share power to dispose or direct the disposition: See Item 8 of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Gilead Therapeutics A1 Unlimited Company.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of a Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2018

GILEAD SCIENCES, INC.

By:	/s/ Brett A. Pletcher
Name:	Brett A. Pletcher
Title:	EVP, General Counsel & Corporate Secretary

GILEAD THERAPEUTICS A1 UNLIMITED COMPANY

By:	/s/ Niall Barrett
Name:	Niall Barrett
Title:	Director

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G in respect of the Ordinary Shares, no par value, of Galapagos NV is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

March 8, 2018

GILEAD SCIENCES, INC.

By:	/s/ Brett A. Pletcher
Name:	Brett A. Pletcher
Title:	EVP, General Counsel & Corporate Secretary

GILEAD THERAPEUTICS A1 UNLIMITED COMPANY

By:	/s/ Niall Barrett
Name:	Niall Barrett
Title:	Director